PRODUCT SUPPLEMENT RVN (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed Pursuant Rule 424(b)(2) Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Relative Value Notes

The Notes:

•

We may offer from time to time Relative Value Notes (the “Notes”). The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will be linked to the Composite Return (described below) that will reflect the returns on a long position and short position, each based on one or more market measure components (each, a “Market Measure Component”), which will be described in a relevant prospectus supplement (which may be called the “index supplement”). This product supplement describes some of the general terms that apply to the Notes and the general manner in which they may be offered and sold. When we offer the Notes, we will provide investors with one or more additional prospectus supplements (each of which may be called “term sheets”) which will describe the specific terms of that issue of Notes. Such term sheets will identify the Market Measure Component(s) that will be used to calculate a return on the Notes offered thereby, and any additions or changes to the Market Measure Component(s) described in the relevant index supplement or the terms specified in this product supplement.

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The Notes are designed for investors who are seeking leveraged exposure to the Composite Return, which will equal the return on a long position in one or more Market Measure Components (the “Long Component”) and a short position in one or more Market Measure Components (the “Short Component”) and who anticipate that the net value of such long and short positions will increase moderately from the pricing date to the calculation day or days, as the case may be, shortly before the maturity date of such issue of Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that may be less than the original public offering price of the Notes and that will not be more than the limit described in this product supplement and the applicable term sheet (the “Capped Value”).

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A Market Measure Component may be a commodity- or equity-based index or indices, the value of a single stock, commodity or item, any other statistical measure of economic or financial performance, including, but not limited to, any currency, consumer price or mortgage index, or any combination thereof. Each series of Notes will allow investors to participate in the movement of the levels of the Long Component and Short Component from their respective Starting Values to their respective Ending Values (as defined in this product supplement).

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

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There will be no principal protection on the Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity. The return on your Notes will be subject to the Capped Value per unit set forth in the applicable term sheet.

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If provided for in the applicable term sheet, we may apply to have the Notes listed on a securities exchange or quotation system. If approval of such an application is granted, the Notes will be listed on the securities exchange or quotation system at the time of such approval. We make no representations, however, that any Notes will be listed or, if listed, will remain listed for the entire term of the Notes.

Payment on the maturity date:

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The amount you receive on the maturity date (the “Redemption Amount”) will be based upon the direction of and percentage change in the value of a long position in the Long Component and a short position in the Short Component (the “Composite Return”). If the Composite Return:

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is positive, on the maturity date you will receive a payment per unit equal to the original public offering price of the Notes of such issue (the “Original Offering Price”) plus an amount equal to the Original Offering Price multiplied by a multiple (the “Upside Leverage Factor”) of the Composite Return, up to the Capped Value per unit applicable to such issue of Notes;

•	is unchanged, or is negative but greater than or equal to a fixed percentage (the “Threshold Value”), on the maturity date you will receive a payment per unit equal to the Original Offering Price; or

•

is negative and less than the Threshold Value, on the maturity date you will receive a payment per unit based upon that percentage decrease multiplied by a multiple (the “Downside Leverage Factor”); and as a result, you may receive less, and possibly significantly less, than the Original Offering Price per unit. The Threshold Value and Downside Leverage Factor will be set forth in the applicable term sheet.

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As set forth in the applicable term sheet, an affiliate of ours will be our agent for purposes of determining, among other things, the Composite Return, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”).

Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-4 of this product supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this product supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this product supplement is February 21, 2008.

TABLE OF CONTENTS

Product Supplement RVN

RISK FACTORS	PS-4
DESCRIPTION OF THE NOTES	PS-11
THE MARKET MEASURE COMPONENTS	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-18
ERISA CONSIDERATIONS	PS-22
USE OF PROCEEDS AND HEDGING	PS-23
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-23
INDEX OF CERTAIN DEFINED TERMS	PS-24
Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)
RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30
Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)
Merrill Lynch & Co., Inc	S-3
Use of Proceeds	S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	S-4
The Securities	S-4
Description of Debt Securities	S-5
Description of Debt Warrants	S-16
Description of Currency Warrants	S-18
Description of Index Warrants	S-20
Description of Preferred Stock	S-25
Description of Depositary Shares	S-32
Description of Preferred Stock Warrants	S-36
Description of Common Stock	S-38
Description of Common Stock Warrants	S-42
Plan of Distribution	S-44
Where You Can Find More Information	S-45
Incorporation of Information We File With the SEC	S-46
Experts	S-46
Prospectus
Where You Can Find More Information	2
Incorporation of Information We File With the SEC	2
Experts	2

References in this product supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.

References in this product supplement to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

This product supplement, together with the general prospectus supplement, the MTN prospectus supplement, any index supplement relating to the Market Measure Components to which the Notes are linked, and the term sheet which relates to a specific issue of Notes will be referred to herein, collectively, as the “prospectus.” You should rely only on the information contained or incorporated by reference in the prospectus. Neither we nor MLPF&S has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor MLPF&S is making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in the prospectus is accurate only as of the date on the front cover of the applicable term sheet.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement, the applicable term sheet or any other prospectus supplement relating to a specific issue of Notes before deciding whether an investment in the Notes is suitable for you.

General

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the value of the Composite Return on the Calculation Day(s) shortly before the maturity date. Because the value of any Market Measure Component will be subject to market fluctuations, the Redemption Amount you receive may be less than the Original Offering Price per unit of the Notes. If the Composite Return is below the Threshold Value, the amount you receive on the maturity date on the Notes will be reduced by an amount equal to the Composite Return minus the Threshold Value, multiplied by the Downside Leverage Factor, and the Redemption Amount will be less than the Original Offering Price per unit of the Notes even if the net value of the Long Component and the Short Component is positive at certain other points during the term of the Notes. As a result, you may receive less, and possibly significantly less, than the Original Offering Price per unit; provided, however, the Redemption Amount will not be less than zero.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest-bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and may not reflect the return on a direct investment in the components included in the Market Measure Components

The opportunity to participate in the Composite Return through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value set forth in the applicable term sheet. However, in the event that the Composite Return is negative and below the Threshold Value, the Redemption Amount will be reduced by an amount equal to the Composite Return minus the Threshold Value, multiplied by the Downside Leverage Factor; provided, however, the Redemption Amount will not be less than zero. As a result, you may receive less, and possibly significantly less, than the Original Offering Price per unit. Even if the Composite Return is significantly greater than zero on the Calculation Day(s), you will only receive the Capped Value.

You must rely on your own evaluation of the merits of an investment linked to the Market Measure Components

In the ordinary course of their businesses, our affiliates may express views on expected movements in the Market Measure Components or in the components of a Market Measure Component, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to a Market Measure Component may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning a Market Measure Component or the components of a Market Measure Component from multiple sources and should not rely on the views expressed by our affiliates.

Changes in the value of one Market Measure Component position may offset the other

The Composite Return will reflect the returns on a long position in the Long Component and a short position in the Short Component. If the direction of and percentage change in both the Long Component and Short Component from the respective Starting Values to the respective Ending Values are equal, at maturity you will receive only the Original Public Offering Price per unit. If the Long Component decreases from its Starting Value to its Ending Value, or the Short Component increases from its Starting Value to its Ending Value, at maturity you could receive less, and possibly significantly less, than the Original Offering Price per unit; provided, however, the Redemption Amount will not be less than zero.

A Market Measure Component underlying either the Long Component or Short Component may be more sensitive to general market fluctuations, causing such Market Measure Component to have a greater effect on the Composite Return. In calculating the Composite Return on the Calculation Day(s), the direction of or percentage change in the Long Component may be moderated, or wholly offset, by the direction of or percentage change in the Short Component. For instance, increases in the Market Measure Component(s) underlying the Long Component, which will produce a positive Composite Return, are subject to being offset by increases in the Market Measure Component(s) underlying the Short Component, which will reduce the Composite Return.

We cannot assure you of the direction of or percentage change in either Market Measure Component from the Pricing Date to the Calculation Day(s). You cannot predict the future performance of any Market Measure Component or the Composite Return, or whether the direction of or percentage change in the Long Component will be offset by the direction of or percentage change in the Short Component, based on their historical performance.

Exchange rate movements may impact the value of the Notes

The Notes will be denominated in U.S. dollars. If the value of a Market Measure Component or any Market Measure Component underlying component is traded in a currency other than U.S. dollars and, as per the Market Measure Component, is converted into U.S. dollars or another currency, the amount payable on the Notes on the maturity date will depend in part on the relevant exchange rates.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

Unless otherwise provided in the applicable term sheet, the Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we will describe in this product supplement and any related term sheet how you can calculate the Composite Return from publicly available information, we will not publish the Composite Return over the term of the Notes and this may limit the trading market for the Notes.

If the applicable term sheet provides that we will apply to have the Notes listed on a securities exchange and if approval of such application is granted, the Notes will be listed on such securities exchange at the time of such approval. We will make no representation, however, that the Notes will be listed on such securities exchange, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on a securities exchange does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market.

The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the levels of the Market Measure Components.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price, or listed price in the case of listed Notes, could be higher or lower than the Original Offering Price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Market Measure Components to which your Notes are linked and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

The respective publishers of the Market Measure Components may adjust such Market Measure Component or any component of a Market Measure Component in a way that affects its level, and these respective publishers have no obligation to consider your interests

The publishers of each Market Measure Component (each a “Market Measure Publisher”) can add, delete or substitute the components included in a Market Measure Component or make other methodological changes that could change the value of such Market Measure Component. You should realize that the changing of companies, commodities or other components included in a Market Measure Component may affect such Market Measure Component, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, a Market Measure Publisher may alter, discontinue or suspend calculation or dissemination of its Market Measure Component. Any of these actions could adversely affect the value of the Notes. The Market Measure Publishers have no obligation to consider your interests in calculating or revising the Market Measure Component.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the Composite Return. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Market Measure Components are expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the Composite Return. However, if you choose to sell your Notes when the value of the Composite Return is positive, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the Composite Return will continue to fluctuate until the Calculation Day(s). In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value set forth in the applicable term sheet, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the volatility of the Market Measure Components are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Market Measure Components increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. If the Market Measure Components to which your Notes are linked, or any components of such Market Measure Component, are traded in currencies other than the U.S. dollar, the level of interest rates in the relevant foreign countries may also affect their economies and in turn the level of such related Market Measure Component or component and, thus, the trading value of the Notes may be adversely affected.

Changes in dividend yields on stocks included in equity-based, excess return Market Measure Components are expected to affect the trading value of the Notes linked to such Market Measure Components.    In general, if dividend yields on the stocks included in the Long Component increase, we expect that the trading value of such Notes will decrease and, conversely, if dividend yields on such stocks decrease, we expect that the trading value of such Notes will increase. In general, if dividend yields on the stocks included in the Short Component decrease, we expect that the trading vale of the Notes will decrease and, conversely, if dividend yields on those stocks increase, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease.    We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Composite Return. This difference will reflect a “time premium” due to expectations concerning the Composite Return during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the Composite Return, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the Composite Return will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Market Measure Components, components of Market Measure Components or futures or options contracts on Market Measure Components or components of the Market Measure Components for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these components and, in turn, the value of a Market Measure Components in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the date an issue of the Notes are priced for initial sale to the public (the “Pricing Date”) may temporarily increase or decrease the prices of a Market Measure Component or components of a Market Measure Component. Temporary increases or decreases in the market prices of the Market Measure Component or component of a Market Measure Component may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of such Market Measure Component or component may change subsequent to the Pricing Date of an issue of Notes, affecting the value of the Market Measure Component and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, may be our agent for the purposes of determining the Composite Return, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Market Measure Component can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Market Measure Component. See the sections entitled “Description of the Notes—Adjustments to a Market Measure Component” and “Description of the Notes—Discontinuance of a Market Measure Component” in this product supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies whose stocks are included in an equity-based Market Measure Component, including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies corresponding to the stocks included in an equity-based Market Measure Component. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in an equity-based Market Measure Component as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this product supplement.

Equity-Based Market Measure Components

If a Market Measure Component to which your Notes are linked is equity-based, you will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in such Market Measure Component

If the Market Measure Component to which your Notes are linked is equity-based, you will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks included in such Market Measure Component and your return on the Notes will not reflect the return you would realize if you actually owned the component stocks included in the Market Measure Component and received the dividends paid on those stocks. This is because the Calculation Agent will calculate the amount payable to you on the maturity date by reference to the Composite Return. Additionally, the ending values of certain equity based indices reflect only the prices of the common stocks included in the component stocks and do not take into consideration the value of dividends paid on those stocks.

If a Market Measure Component to which your Notes are linked includes stocks traded on foreign exchanges, your return may be affected by factors affecting international securities markets

Equity-based Market Measure Components that include stocks traded on foreign exchanges are computed by reference to the value of the equity securities of companies listed on a foreign exchange or exchanges. The return on the Notes will be affected by factors affecting the value of securities in the relevant markets. The relevant foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Commodity-Based Market Measure Components

If a Market Measure Component to which your Notes are linked is commodity-based, ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Market Measure Component

If a Market Measure Component to which your Notes are linked is commodity-based, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities or commodity futures included in such Market Measure Component. ML&Co. will not invest in any of the commodities or commodity futures contracts included in such Market Measure Component on behalf or for the benefit of holders of the Notes.

Trading in the components of a commodity-based Market Measure Component can be volatile based on a number of factors that we cannot control

Trading in commodities is speculative and can be extremely volatile. Market prices of the commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of a commodity-based Market Measure Component and the value of the Notes in varying ways, and different factors may cause the value of the commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. Additionally, certain commodity-based Market Measure Components may be concentrated in only a few, or even a single industry (i.e. energy). These Market Measure Components are likely to be more volatile than those comprised of a variety of commodities.

With respect to a commodity-based Market Measure Component, suspension or disruptions of market trading in the commodity and related futures markets, or in the Market Measure Component, may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of or trading in the Market Measure Component, or the manner in which it is calculated, and therefore, the value of the Notes.

Notes linked to a commodity-based Market Measure Component will not be regulated by the CFTC

Unlike an investment in the Notes linked to a commodity-based Market Measure Component, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because Notes linked to a commodity-based Market Measure Component will not be interests in a commodity pool, such Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. Notes linked to a commodity-based Market Measure Component will not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

A commodity-based Market Measure Component may include futures contracts on foreign exchanges that are not subject to the same regulations as U.S. commodities markets

A commodity-based Market Measure Component may include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include: (a) exchange rate risk relative to the U.S. dollar; (b) exchange controls; (c) expropriation; (d) burdensome or confiscatory taxation; and (e)

moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for a Market Measure Publisher (as defined below to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Market Measure Component.

DESCRIPTION OF THE NOTES

ML&Co. will issue Notes as part of series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the accompanying MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on the date set forth in the applicable term sheet relating to a specific issue of Notes. Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes prior to the maturity date.

ML&Co. will issue the Notes in the denominations of whole units, each with a public offering price per unit as set forth in the applicable term sheet (the “Original Offering Price”). You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes and therefore you will not receive a minimum fixed amount on the maturity date.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit in United Stated dollars equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i)  If the Composite Return is positive:

Original Offering Price + (Original Offering Price × Upside Leverage Factor × Composite Return)

provided, however, the Redemption Amount will not exceed an amount per unit as set forth in the applicable term sheet (the “Capped Value”). The Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the applicable term sheet made available in connection with sales of a specific issue of the Notes;

(ii)  If the Composite Return is zero, or is negative but is greater than or equal to the Threshold Value, the Original Offering Price per unit; or

(iii)  If the Composite Return is negative and less than the Threshold Value:

Original Offering Price + [Original Offering Price × (Composite Return - Threshold Value) × Downside Leverage Factor]

provided, however, the Redemption Amount will not be less than zero.

The “Upside Leverage Factor”, “Downside Leverage Factor” and “Threshold Value” will be set forth in the applicable term sheet.

The “Composite Return” will equal:

Long Component Return + Short Component Return

The “Long Component Return” will equal:

Long Component Ending Value – Long Component Starting Value
Long Component Starting Value

The “Short Component Return” will equal:

Short Component Starting Value – Short Component Ending Value
Short Component Starting Value

The “Long Component Starting Value” and “Short Component Starting Value” will be the value of the related Market Measure Component on the Pricing Date as determined by the Calculation Agent.

Ending Value Calculation – Equity-Based Market Measure Components

If a Market Measure Component to which your Notes are linked is equity-based, the Long Component Ending Value or Short Component Ending Value will be determined by the Calculation Agent and will equal the average of the closing values of such Market Measure Component determined on each of a certain number of Calculation Days during the Calculation Period. The timing and exact number of Calculation Days in the Calculation Period, which may be one or more, will be set forth in the applicable term sheet. We may calculate the Long Component Ending Value or Short Component Ending Value by reference to a fewer number of days than set forth in the applicable term sheet if, during the period shortly before the maturity date of an issue of Notes, there is a disruption in the trading of the Market Measure Component or a sufficient number of components included in the Market Measure Component or certain futures or options contracts relating to a Market Measure Component or components of a Market Measure Component. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Market Measure Component on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Long Component Ending Value or Short Component Ending Value, as the case may be, will equal the closing value of the Market Measure Component determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on the last scheduled Market Measure Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as defined below) on that scheduled Market Measure Business Day.

Ending Value Calculation – Commodity Based Market Measure Components

If a Market Measure Component to which your Notes are linked is commodity-based, the Long Component Ending Value or Short Component Ending Value with respect to the Redemption Amount payable on the stated maturity date will equal the closing level of the Market Measure Component on a specific Calculation Day, as set forth in the applicable term sheet, provided that if a Market Disruption Event occurs on that date, the Long Ending Value or Short Ending Value will be determined according to the Market Disruption Calculation (as described below).

The “Calculation Period” means the period shortly before the maturity date the timing and length of which will be set forth in the applicable term sheet.

A “Calculation Day” means any Market Measure Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”), the American Stock Exchange and the Nasdaq Stock Market are open for trading and (2) the Market Measure Components or any successor thereto is calculated and published.

Market Disruption Event – Equity-Based Market Measure Components

For equity-based Market Measure Components, “Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where component stocks of a Market Measure Component trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise Market Measure Component or any successor market measure component; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the Market Measure Component as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Market Measure Component, or any successor market measure component.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Market Measure Component, or any successor market measure component, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Market Measure Component, or any successor market measure component, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Market Measure Component;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and,

(5)	if applicable to equity-based Market Measure Component with component stocks listed on the NYSE, for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

Market Disruption Event – Commodity-Based Market Measure Components

For commodity-based Market Measure Components, “Market Disruption Event” means one or more of the following events as determined by the Calculation Agent:

(1)	A material limitation, suspension, or disruption of trading in one or more Market Measure Component components which results in a failure by the exchange on which each applicable Market Measure Component component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(2)	The exchange published settlement price for any Market Measure Component component is a “limit price”, which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules.

(3)	Failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Market Measure Component component.

(4)	A suspension of trading in one or more Market Measure Component components, for which the trading does not resume at least ten (10) minutes prior to the scheduled or rescheduled closing time.

(5)	Any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging.”

For Notes linked to a commodity-based Market Measure Component, in the event a Market Disruption Event has occurred on the Calculation Day, the Market Measure Component level will be determined by the Calculation Agent pursuant to the following “Market Disruption Calculation”:

(1)	With respect to each Market Measure Component component, which is not affected by the Market Disruption Event, the Market Measure Component level will be based on the exchange published settlement price on the Calculation Day.

(2)	With respect to each Market Measure Component component which is affected by the Market Disruption Event, the Market Measure Component level will be based on the exchange published settlement price of each such contract on the first day following the Calculation Day on which no Market Disruption Event occurs with respect to such contract. In the event that a Market Disruption Event occurs with respect to any contract included in the Market Measure Component on the Calculation Day and on each day to and including the second scheduled Market Measure Business Day prior to maturity (the “Cut-Off Date”), the price of such contract used to determine the Ending Value will be estimated by the Calculation Agent in a manner which the Calculation Agent considers commercially reasonable under the circumstances.

(3)	The Calculation Agent shall determine the Market Measure Component level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the Market Measure Component. The exchange on which a futures contract included in the Market Measure Component is traded for purposes of the foregoing definition means the exchange used to value such futures contract for the calculation of the Market Measure Component.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Adjustments to a Market Measure Component

If at any time a Market Measure Publisher makes a material change in the formula for or the method of calculating a Market Measure Component, or in any other way materially modifies that Market Measure Component so that the Market Measure Component does not, in the opinion of the Calculation Agent, fairly represent the level of the Market Measure Component had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Market Measure Component is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index, in the case of equity-based Market Measure Components, or of a level of a commodity futures index, in the case of a commodity-based Market Measure Components, comparable to such specific Market Measure Component as if those changes or modifications had not been made, and calculate the closing level with reference to the Market Measure Component, as so adjusted. Accordingly, if the method of calculating a Market Measure Component is modified so that the level of the Market Measure Component is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Market Measure Component in order to arrive at a level of the Market Measure Component as if it had not been modified.

Discontinuance of a Market Measure Component

If a Market Measure Publisher discontinues publication of a Market Measure Component to which an issue of Notes is linked, and such Market Measure Publisher or another entity publishes a successor or substitute market measure component that the Calculation Agent determines, in its sole discretion, to be comparable to that Market Measure Component (a “successor market measure component”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor market measure component as calculated by the relevant Market Measure Publisher or any other entity and calculate the Long Ending Value or Short Ending Value, as the case may be, as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor market measure component, ML&Co. will cause notice to be given to holders of the Notes.

In the event that a Market Measure Publisher discontinues publication of a Market Measure Component and:

•    the Calculation Agent does not select a successor market measure component; or

•    the successor market measure component is not published on any of the Calculation Days or the Calculation Day, as applicable,

the Calculation Agent will compute a substitute level for the Market Measure Component in accordance with the procedures last used to calculate the Market Measure Component before any discontinuance. If a successor market measure component is selected or the Calculation Agent calculates a level as a substitute for a Market Measure Component as described below, the successor market measure component or level will be used as a substitute for that Market Measure Component for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If a Market Measure Publisher discontinues publication of the Market Measure Component before the Calculation Period or Calculation Day, as applicable, and the Calculation Agent determines that no successor market measure component is available at that time, then on each Business Day until the earlier to occur of:

•        the determination of the Composite Return; and

•        a determination by the Calculation Agent that a successor market measure component is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which (i) the Market Measure Components or any successor market measure components, if any, that have not been discontinued, are calculated and published and (ii) with respect to the Market Measure Components, or any successor market measure components, which have been discontinued, a day on which the applicable exchanges listing the stocks of companies or exchanges quoting the commodities futures contracts, as applicable to the Market Measure Component, used to calculate a substitute level for a Market Measure Component following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the specific Market Measure Component to which your Notes are linked may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any issue of Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each Original Offering Price per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE MARKET MEASURE COMPONENTS

General

The Market Measure Components to which a specific issue of Notes are linked will be set forth in one or more prospectus supplements (each of which may be called a term sheet or an index supplement). Each Market Measure Component allows investors to participate in the movement of the levels of the Market Measure Components.

A Market Measure Component may be a commodity- or equity-based index or indices, the value of a single stock, commodity or item, any other statistical measure of economic or financial performance, including, but not limited to, any currency, consumer price or mortgage index, or any combination thereof. The Long Component or Short Component applicable to your Notes may be a basket of two or more of these indices or statistical measures, in which case each one will be referred to as a “basket component.”

Baskets

A basket is designed to allow investors to participate in the percentage changes in the levels of the basket components of the basket. If the Long Component or Short Component to which your Notes are linked is comprised of a basket, the basket components will be set forth in the applicable term sheet. Each basket component will be assigned a weighting (the “Initial Weighting”) so that each basket component represents a portion of the value of the Long Component or Short Component, as applicable, on the Pricing Date. The basket components may be assigned equal Initial Weightings or the basket components may be assigned unequal Initial Weightings. Regardless of the weightings of the basket components comprising the Long Component or the Short Component, the Composite Return will equal the return on a long position in one or more Market Measure Components and a short position in one or more Market Measure Components. The Initial Weighting of any basket component will be set forth in the applicable term sheet.

Determination of the Multiplier for each Basket Component

A fixed factor (the “Multiplier”) will be determined for each basket component, based upon the weighting of that Basket Component. The Multiplier for each basket component will be calculated on the Pricing Date and will equal:

—	the weighting (as a percentage) for that basket component, multiplied by 100; and

—	divided by the closing level of that basket component on the Pricing Date and rounded to eight decimal places.

The Multipliers will be calculated in this way so that the value of the basket will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any basket component in the event that basket component is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that basket component had those material changes or modifications not been made.

Computation of the Basket

The Calculation Agent will calculate the value of the basket by summing the products of the closing level for each basket component on a Calculation Day and the Multiplier applicable to each basket component. The value of the basket will vary based on the increase or decrease in the level of each basket component. Any increase in the level of a basket component (assuming no change in the level of the other basket component or basket components) will result in an increase in the value of the basket, and thus an increase in the Long Component Return or Short Component Return, as applicable. Conversely, any decrease in the level of a basket component (assuming no change in the level of the other basket component or basket components) will result in a decrease in the value of the basket, and thus a decrease in the Long Component Return or Short Component Return, as applicable. The impact of this increase or decrease in Long Component Return or Short Component Return will be dependent on if the basket component that has changed in value is part of a basket underlying the Long Component or the Short Component, respectively.

The following tables are for illustration purposes only, and do not reflect the actual composition, Initial Weightings or Multipliers, which will be set forth in the applicable term sheet.

Example 1:

The hypothetical basket components are Index ABC and Index XYZ, each weighted equally on a hypothetical pricing date:

Basket Component	Initial Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution
Index ABC	50.00%	500.00	0.10000000	50.00
Index XYZ	50.00%	3,500.00	0.01428571	50.00
Starting Value				100.00

Example 2:

The hypothetical basket components are Index ABC, Index XYZ and Index RST, with their initial weightings being 50.00%, 25.00% and 25.00%, respectively:

Basket Component	Initial Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution
Index ABC	50.00%	500.00	0.10000000	50.00
Index XYZ	25.00%	2,420.00	0.01033057	25.00
Index RST	25.00%	1,014.00	0.02465483	25.00
Starting Value				100.00

(1)	This is the closing level of each basket component on the hypothetical pricing date.

(2)	The hypothetical Multiplier equals the initial weighting of the basket component (as a percentage) multiplied by 100, and then divided by the closing level of that basket component Index on the hypothetical pricing date and rounded to eight decimal places. The actual basket components, Initial Weightings, Multipliers and the Pricing Date will be set forth in the applicable term sheet.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, entities classified as partnerships, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled financial contract linked to the Market Measure Components. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Possible Future Tax Law Changes

On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Market Measure Components, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it will initially offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the applicable term sheet and it may offer the Notes to dealers at that price less a concession not in excess of the underwriting discount set forth on the cover of the applicable term sheet. After the initial public offering, the public offering price and concession may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-15
Calculation Agent	PS-1
Calculation Day	PS-12
Calculation Period	PS-12
Capped Value	PS-1
Composite Return	PS-1
Long Component	PS-1
Long Component Starting Value	PS-12
Market Disruption Event	PS-12
Market Measure Component	PS-1
Market Measure Business Day	PS-12
Notes	PS-1
Pricing Date	PS-7
Redemption Amount	PS-1
Short Component	PS-1
Short Component Starting Value	PS-12
successor market measure component	PS-14
Threshold Value	PS-1

Capitalized terms used in this product supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Relative Value Notes

PRODUCT SUPPLEMENT

Merrill Lynch & Co.

February 21, 2008